Exhibit to Item 77D

Policies with Respect to Security Investments
Effective October 3, 2017, the RBC BlueBay Diversified Credit Fund changed its principal investment strategies to increase the Fund's ability to invest in contingent convertible bonds. As a result of this change, the Fund may invest up to 50% of its net assets in convertible bonds, warrant-linked bonds and similar convertible instruments issued by domestic or international issuers.

Effective November 1, 2017, the name of the RBC BlueBay Emerging Market Select Bond Fund changed to RBC Emerging Market Debt Fund. As a result of this change, the Fund's principal investment strategies were changed to invest 80% of its assets in fixed income securities of issuers economically tied to emerging market countries that are considered by the Fund to have the potential to provide a high level of total return. The Fund will invest primarily in sovereign debt securities. Effective November 1, 2017, the name of the RBC BlueBay Global High Yield Bond Fund changed to RBC BlueBay High Yield Bond Fund. As a result of this change, the Fund's non-fundamental policy was changed from investing at least 80% of its assets in global fixed income securities to at least 80% of its assets in fixed income securities that are non-investment grade and up to 20% invested in other securities, including investment grade securities.

A description of the RBC BlueBay Diversified Credit Fund, the RBC BlueBay Emerging Market Debt Fund and the RBC BlueBay High Yield Bond Fund is incorporated by reference to Post-Effective Amendment No. 115 to the Registration Statement as filed with the SEC via EDGAR on November 1, 2017. (0000897101-17-001343).